

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Shantanu Gaur
Chief Executive Officer
Allurion Technologies, Inc.
11 Huron Drive
Natick, MA 01760

>   **Re: Allurion Technologies, Inc.**
>   **Amendment No. 1 to**
>   **Registration Statement on Form S-1**
>   **Filed October 20, 2023**
>   **File No. 333-274564**

Dear Shantanu Gaur:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed October 20, 2023

Cover Page

1.   We note your revised disclosure in response to comment 1, including your disclosure that certain shareholders purchased shares at effective purchase prices ranging from $0.01 per share to $17.79 per share. To provide context for investors, please revise your disclosure to include the price per share paid by the relevant selling shareholders for the number of shares purchased at each price. In this regard, we note that the effective purchase price range provided is relatively large. We also note that your disclosure references "effective purchase price" and "cash cost" of other issuances of securities that you are registering for resale in this offering. Please tell us how you calculate "effective purchase price" and "cash cost," including how the effective purchase price relates to the actual price paid by the relevant selling shareholder.

Prospectus Summary, page 22

2. We note your revised disclosure in response to comment 3 and reissue the comment in part. Please revise your disclosure to state whether the Rollover Warrants and Public Warrants are currently out of the money and the likelihood that holders of these warrants will exercise them.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations Of Allurion
Liquidity and Capital Resources, page 142

3. We note your revised disclosure in response to comment 6 and reissue the comment in part. Please revise your disclosure to discuss the impact on the company's liquidity position of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock.

General

4. We note that you did not timely file your Form 10-Q for the quarter ended June 30, 2023. Please revise your risk factor disclosure to state that the Form 10-Q was not filed timely, and describe any risks related to the same. Please also disclose, if true, that you may not be able to file timely in the future.

Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Danielle Lauzon, Esq.